White River Energy Corp

609 W/ Dickson St., Suite 102 G

Fayetteville, AR 72701

September 27, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Re:	White River Energy Corp
Amendment No. 10 to Registration Statement on Form S-1
Filed September 19, 2023
File No. 333-268707

Ladies and Gentlemen:

This letter is submitted by White River Energy Corp (the “Company”) in response to the comment letter received on September 27, 2023 from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Amendment No. 10 to the Registration Statement on Form S-1 filed September 19, 2023. Amendment No. 11, which is being filed as an “exhibits-only” filing to address the Staff’s comment, is being filed simultaneously.

For your convenience, the Staff’s comment has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Amendment No. 10 to Registration Statement on Form S-1 filed September 19, 2023

Exhibits

1.	Please have counsel revise the legal opinion filed as Exhibit 5.1 to ensure that it is consistent with your prospectus and your fee table filed as Exhibit 107 with respect to the number of securities being offered.

Response: We have filed the revised legal opinion as new Exhibit 5.1 in Amendment No. 11 to the Registration Statement.

Should the staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the staff prior to the distribution of another comment letter. Please direct any questions concerning this response letter to Michael D. Harris, of Nason Yeager Gerson Harris & Fumero, P.A., the Company’s legal counsel, at 561-644-2222, mharris@nasonyeager.com.

Sincerely,

White River Energy Corp

By:	/s/ Jay Puchir
Jay Puchir, CFO

cc:	Michael Harris, Esq.